
07003233

SECURITIE ION

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SEC FILE NUMBER
8 - 53683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XT Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

MAR 15 2007

THOMSON FINANCIAL

117 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Cochran (212) 331-7866
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)


FEB 28 2007
WASH, D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Julie Cochran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XT Capital Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris [illegible]rson
Notary [illegible] State of New York
No. [illegible]56
Qu[illegible] York County
Co[illegible] [illegible]res May 13, 2010

Julie M. Cochran
Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) ~~Statement of Changes in Liabilities Subordinated to Claims of Creditors.~~
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

XT CAPITAL PARTNERS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members
XT Capital Partners, LLC

We have audited the accompanying statement of financial condition of XT Capital Partners, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of XT Capital Partners, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 15, 2007

XT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006		
ASSETS		
Cash and cash equivalents	$	301,539
Fee receivable		1,025,221
Equipment, net		7,332
Other assets		74,442
	$	1,408,534
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$	139,161
Deferred tax liability		42,581
		181,742
Members' equity		1,226,792
	$	1,408,534

See accompanying notes to financial statements.

XT CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

XT Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company markets and distributes specialized investment management strategies for institutional investors.

The Company is an introducing broker registered with the Commodities Futures Trading Commission (CFTC).

2. Summary of significant accounting policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	3 Years
Furniture	7 Years

Revenue Recognition

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The deferred city income tax liability is the result of differences between the accrual method of accounting for financial reporting and the cash basis for income tax reporting. The deferred portion of city income tax expense included in the statement of operations was approximately $12,000 at December 31, 2006.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equipment

Details of equipment at December 31, 2006 are as follows:

Computer equipment	$	31,068
Furniture		3,608
		34,676
Less accumulated depreciation		27,344
	$	7,332

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Concentrations

The Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

During 2006, the Company provided services to three major customers, resulting in approximately 90% of the Company's total revenues. Fees receivable relating to the customers at December 31, 2006 were $981,184.

6. Commitments

The Company leases office space under a lease which expires December 2009. The lease requires the Company to pay real estate tax escalations and other costs associated with the office space. The Company has the option to renew the lease for not less than six months from the expiration of the lease. Aggregate future minimum annual rental payments in the years subsequent to December 31, 2006 are approximately $93,000, $95,000 and $98,000 for 2007, 2008 and 2009, respectively.

Rent expense for the year ended December 31, 2006 was approximately $90,000.

6. Commitments (continued)

The Company also has a standby line of credit with the First Republic Bank for $15,000 to cover any additional security deposit needed for the office space lease.

7. Retirement plan

The Company maintains a Qualified Retirement Plan for its members. Company contributions are made at the discretion of the members and are subject to limitations provided by the Internal Revenue Code. The contribution to the profit sharing plan for the year ended December 31, 2006 was $103,154, which is included in accrued expenses in the statement of financial condition.

8. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2006, the Company's net capital was approximately $162,000, which was approximately $153,000 in excess of its minimum requirement of $9,282 under SEC Rule 15c3-1 and approximately $117,000 in excess of its minimum requirement of $45,000, under Regulation 1.17 of the Commodity Exchange Act.

XT CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMISSION

December 31, 2006

Total members' equity		$ 1,226,792
Add		
Deferred New York City unicorporated business taxes related to nonallowable assets		42,581
Less nonallowable asset		
Equipment, net		7,332
Fee receivable		1,025,221
Other assets		74,442
		1,106,995
Net capital		$ 162,378
Aggregate indebtedness		$ 139,161
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 9,282
Minimum net capital requirement (under SEC Rule 15c3-1)		$ 5,000
Minimum net capital requirement (under CFTC Regulation 1.17)		$ 45,000
Excess net capital (under SEC Rule 15c3-1) ($162,378 - $9,282)		$ 153,096
Excess net capital (under CFTC Regulation 1.17) ($162,378 - $45,000)		$ 117,378
Percentage of aggregate indebtedness to net capital	$ 139,161 / $ 162,378	85.7%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing and CFTC Regulation 1.17 as of December 31, 2006.

END